United States Securities and Exchange Commission
Washington, DC
FORM ATS-N

Type of Filing:

☐ Initial Form ATS-N Rule   304(a)(1)(i)
☐ Material Amendment Rule   304(a)(2)(i)(A)
☐ Updating Amendment Rule   304(a)(2)(i)(B)
🟥 Correcting Amendment Rule   304(a)(2)(i)(C)
☐ Order Display and Fair Access Amendment Rule 304(a)(2)(i)(D)

• Statement about the Form ATS-N Amendment pursuant to Instruction A.7(g) of this form:

Changes have been made to Part II, Item 6(b) as a correction to this Form ATS-N to include an additional third-party service provider, Best Execution and Surveillance, LLC, and to clarify that a previously listed service provider, FIS, also provides regulatory reporting services to ILLC and the ATS. Revisions to these items apply to the Broker Dealer Operator and Subscribers.

• Provide the EDGAR accession number for the Form ATS-N filing to be amended:

0000310607-21-000011

Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 6: Activities of Service Providers

    b. *Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?*
    Yes 🟥 *No* ☐ *If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.*

Pursuant to an Assignment of Intellectual Property between ILLC and IHI, IHI licenses to ILLC intellectual property employed by ILLC in connection with the operation of the ATS. Specifically, IHI licenses the ATS matching engine (see Part III Item 11), the functionality used to input and utilize market data (See Part III Item 23), and the systems and infrastructure providing connectivity to the ATS (See Part III Item 6). In addition, IHI develops and licenses certain algorithmic trading products to ILLC (See Part III Item 5).

Employees of IHI and IGLLC provide services to the ATS as detailed in Part II Item 6(a) above and Part II Item 7(d) below.

ILLC utilizes Broadridge Financial Solutions, Inc. systems and services for the purposes of recordkeeping, clearance and trade settlement processing.

ILLC utilizes FIS for securities lending, regulatory reporting, and WORM storage. ILLC utilizes Best Execution and Surveillance Solutions, LLC for regulatory reporting services.

CoreSite Realty Corporation hosts ILLC's primary data center in Secaucus, NJ. Rackspace U.S., hosts ILLC's secondary data center in Somerset, NJ.

ILLC utilizes Amazon Web Services, Inc. ("AWS") for cloud computing on the Platform as a Service (PaaS) model for data storage and retention.